UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 6, 2019

HAYMAKER ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38254	82-1329677
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

650 Fifth Avenue, Floor 10 New York, New York	10019
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 616-9600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On March 6, 2019, Haymaker Acquisition Corp. (“Haymaker”) held a special meeting of its stockholders (the “Special Meeting”), at which holders of 26,764,752 shares of common stock (consisting of 18,514,752 shares of Class A common stock, par value $0.0001 per share (the “Class A Stock”) and 8,250,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Stock”)) were present in person or by proxy, representing 64.9% of the voting power of the shares of Haymaker’s common stock as of February 11, 2019, the record date for the Special Meeting, and constituting a quorum for the transaction of business. Each of the proposals listed below is described in more detail in the registration statement on Form S-4 (the “Registration Statement”) of OneSpaWorld Holdings Limited (“OneSpaWorld”), which was declared effective by the Securities and Exchange Commission (the “SEC”) and includes a combined prospectus of OneSpaWorld with respect to the securities to be issued in connection with proposed business combination with Steiner Leisure Limited’s “OneSpaWorld” business (the “Business Combination”) and a definitive proxy statement of Haymaker with respect to the Special Meeting. A summary of the voting results at the Special Meeting for each of the proposals is set forth below:

1.    The stockholders approved the Business Combination Agreement, dated November 1, 2018 (as amended on January 7, 2019, by Amendment No. 1 to Business Combination Agreement, and as it may be further amended from time to time), by and among Haymaker, OneSpaWorld, the sellers identified therein, and the other parties thereto (the “Transaction Agreement”), each agreement, document, instrument and/or certificate contemplated by the Transaction Agreement to be executed in connection with the transactions contemplated thereby (the “Ancillary Documents”), and the consummation of the transactions contemplated by the Transaction Agreement and the Ancillary Documents. The voting results for this proposal were as follows:

For	Against	Abstain
25,739,732	307,520	717,500

2.    The stockholders approved, on a non-binding advisory basis, each separate proposal with respect to certain governance provisions contained in the Amended and Restated Memorandum and Articles of Association of OneSpaWorld, to be effective as of the closing of the business combination (the “M&AA”), related to shareholding limits for certain shareholders of OneSpaWorld and voting thresholds for approval of certain matters, that are not required by Bahamian law and materially affect stockholder rights. The voting results for each separate proposal were as follows:

2A.  That the M&AA will provide that shareholders will be prohibited from beneficially owning in excess of 9.99% of OneSpaWorld’s issued and outstanding common shares, par value 0.0001 per share, without the consent of the OneSpaWorld board of directors:

For	Against	Abstain
24,575,713	1,476,639	712,400

2B.  That the M&AA will provide for supermajority voting requirements with respect to certain significant transactions:

For	Against	Abstain
23,362,727	2,689,625	712,400

3.    The stockholders ratified the OSW Lock-Up Agreement (as defined in the Registration Statement) with Haymaker Sponsor, LLC, and the directors and officers of Haymaker that, among other things, modifies the lock-up period such parties were subject to under the lock-up agreements entered into at the closing of Haymaker’s initial public offering. The voting results for this proposal were as follows:

For	Against	Abstain
25,726,932	312,620	725,200

Additional Information and Where to Find It

In connection with the Business Combination, OneSpaWorld filed the Registration Statement, which has been declared effective by the SEC and includes a combined prospectus of OSW with respect to the securities to be issued in connection with Business Combination and a definitive proxy statement of Haymaker with respect to the Special Meeting. Haymaker’s stockholders and other interested persons are advised to read the Registration Statement and combined proxy statement/prospectus contained therein and any documents filed in connection therewith, as these materials will contain important information about OSW, Haymaker, and the Business Combination. The combined proxy statement/prospectus was mailed to Haymaker’s stockholders as of February 11, 2019. Stockholders will also be able to obtain copies of the Registration Statement and other relevant documents filed with the SEC, without charge, at the SEC’s web site at www.sec.gov, or by directing a request to Haymaker Acquisition Corp., 650 Fifth Avenue, Floor 10, New York, NY 10019 Attention: Christopher Bradley or Joseph Tonnos, (212) 616-9600.

No Offer

This Current Report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 8.01	Other Events.

On March 6, 2019, Haymaker issued a press release announcing the voting results of the Special Meeting. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press Release, dated March 6, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAYMAKER ACQUISITION CORP.

By:	/s/ Christopher Bradley
Name:	Christopher Bradley
Title:	Chief Financial Officer

Date: March 6, 2019